SZIPPS INC.

Financial Statements
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
sZipps Inc.
North Billerica, Massachusetts

We have reviewed the accompanying financial statements of sZipps Inc. (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, stockholders' deficit, and cash flows for the years ending December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 5, 2026
Calabasas, California

SZIPPS INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		**2025**		**2024**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	34,140	$	172,265
Prepaids and Other Current Assets		6,105		-
Total Current Assets		**40,245**		**172,265**
Property and Equipment, net		271,951		29,307
Intangible Assets		32,576		-
Total Assets	**$**	**344,772**	**$**	**201,572**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Credit Cards	$	12,228	$	2,124
Current Portion of Related Party Loans		226,856		181,856
Total Current Liabilities		**239,084**		**183,980**
Simple Agreement for Future Equity		426,248		223,388
Total Liabilities		**665,332**		**407,368**
STOCKHOLDERS' DEFICIT				
Common Stock		61		61
Subscription Receivable		(61)		(61)
Accumulated Deficit		(320,560)		(205,796)
Total Stockholders' Deficit		**(320,560)**		**(205,796)**
Total Liabilities and Stockholders' Deficit	**$**	**344,772**	**$**	**201,572**

See accompanying notes to financial statements.

SZIPPS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 707	$ 3,739
Cost of Goods Sold	6,041	5,079
Gross Profit/ (Loss)	**(5,334)**	**(1,340)**
Operating Expenses		
General and Administrative	182,408	147,968
Selling and Marketing	3,134	18,598
Total Operating Expenses	**185,542**	**166,566**
Operating Loss	**(190,876)**	**(167,906)**
Interest Expense	-	-
Grant Income	(104,844)	-
Fair Value in Excess of Stated Value of SAFEs	34,860	38,388
Other Loss/(Income)	(6,128)	(498)
Loss Before Provision for Income Taxes	**(114,764)**	**(205,796)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (114,764)**	**$ (205,796)**

See accompanying notes to financial statements.

SZIPPS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Accumulated Deficit	Subscription Receivable	Total Stockholders' Deficit
Balance—December 31, 2023	**6,000,000**	**$ 60**	**$ -**	**$ (60)**	**$ -**
Issuance of stock	100,000	1		(1)	-
Net Loss			(205,796)		(205,796)
Balance—December 31, 2024	**6,100,000**	**61**	**$ (205,796)**	**$ (61)**	**$ (205,796)**
Issuance of stock	15,000	0		(0)	-
Net Loss			(114,764)		(114,764)
Balance—December 31, 2025	**6,115,000**	**$ 61**	**$ (320,560)**	**$ (61)**	**$ (320,560)**

See accompanying notes to financial statements.

SZIPPS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (114,764)	$ (205,796)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property	8,641	7,327
Amortization of Intangibles Assets	3,620	-
Fair Value in Excess of Stated Value of SAFEs	34,860	38,388
Changes in Operating Assets and Liabilities:		
Prepaids and Other Current Assets	(6,105)	-
Credit Cards	10,104	2,124
Net Cash Used In Operating Activities	**(63,644)**	**(157,957)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(251,285)	(36,634)
Purchases of Intangible Assets	(36,196)	-
Net Cash Used in Investing Activities	**(287,481)**	**(36,634)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Related Party Loans	45,000	181,856
Proceeds from Issuance of Simple Agreement for Future Equity	168,000	185,000
Net Cash Provided by Financing Activities	**213,000**	**366,856**
Change in Cash	**(138,125)**	**172,265**
Cash —Beginning of The Year	172,265	-
Cash—End of The Year	**$ 34,140**	**$ 172,265**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

sZipps Inc. was incorporated on July 7, 2023, in the state of Delaware. The financial statements of sZipps Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Billerica, Massachusetts.

sZipps Inc. (doing business as p!ng) is a technology-enabled beverage company that designs and operates fully autonomous robotic drive-through coffee pods. The Company offers customized specialty beverages, including coffee, lattes, energy drinks, lemonades, teas, refreshers, and Italian sodas. Customers place orders through the Company's mobile applications (iOS and Android) and retrieve completed drinks from automated presentation windows at the robotic pods. The Company generates revenue from the sale of beverages to retail customers in a manner similar to a traditional coffee shop.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Property and Equipment
Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Trailers	5 years

Intangible Assets
Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives.

The Company capitalizes its patent and filing fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2025 and 2024.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company's primary source of revenue is the sale of customized specialty beverages through its autonomous robotic drive-through coffee pods. Customers place orders through the Company's mobile applications and retrieve completed beverages at the robotic pods. Each customer order represents a single performance obligation, which is satisfied at a point in time. Revenue is recognized at the point in time when the customer takes possession of the beverage, which coincides with delivery at the pod window.

Grant Income (Non-ASC 606)

The Company received grant funding from MassRobotics, an independent nonprofit robotics innovation hub, to support research, development, and commercialization activities. Grant income is recognized when the Company has satisfied the administrative requirements of the grant, such as submission of required reports, and collection is reasonably assured. Grant income is presented as other income in the statements of operations.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $3,134 and $18,598, which is included in sales and marketing expenses.

SAFE Agreements
The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Loans from related parties are recognized as liabilities when cash is received or the obligation is incurred. These loans may be interest-free and may not have stated repayment terms. In such cases, if no fixed repayment schedule exists and there is no expectation or contractual requirement to repay the loan within the next twelve months, the loan is classified as a noncurrent liability in the balance sheet. If repayment is expected within twelve months or callable by the lender on demand, the loan is classified as a current liability.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepaid expenses	$ 6,105	$ -
Total Prepaids and Other Current Assets	**$ 6,105**	**$ -**

Prepaid expenses represent payments made in advance for services to be consumed within the next twelve months.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2025	2024
Equipment	$ 18,260	$ 18,260
Trailers	269,659	18,374
Property and Equipment, at cost	**287,919**	**36,634**
Accumulated Depreciation	(35,080)	(26,439)
Property and Equipment, net	**$ 252,839**	**$ 10,195**

Depreciation expense for the years ended December 31, 2025 and 2024 was $8,641 and $7,327, respectively.

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2025	2024
Patent	$ 36,196	$ -
Intangible Assets, at cost	**36,196**	**-**
Accumulated Amortization	(3,620)	-
Intangible Assets, net	**$ 32,576**	**$ -**

Amortization expense for the years ended December 31, 2025 and 2024 was $3,620 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2025 is as follows:

Period		Amortization Expense
2026	$	3,620
2027		3,620
2028		3,620
2029		3,620
Thereafter		18,098
Total	**$**	**32,576**

6. DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	As of Year Ended December 31, 2024
SAFE - 2024	2024	$ 10,000,000	$ 35,000	20%	$ 35,000	$ 35,000
SAFE - 2024	2024	5,000,000	150,000	0%	150,000	150,000
SAFE - 2025	2025	7,000,000	168,000	20%	168,000	-
Fair Value in Excess of Stated Value of SAFEs					$ 73,248	$ 38,388
Total SAFE(s)			**$ 353,000**		**$ 426,248**	**$ 223,388**

The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors in exchange for cash. The SAFEs provide the investors with the right to receive shares of the Company's preferred stock upon the occurrence of a qualifying equity financing. Upon an equity financing, the SAFEs automatically convert into shares of Safe Preferred Stock at a conversion price equal to the greater of (i) the price based on the post-money valuation cap or (ii) the price based on a discount to the price paid by new investors in the equity financing. If a liquidity event occurs prior to conversion, SAFE holders are entitled to receive the greater of (i) an amount equal to the original purchase amount (the "cash-out amount") or (ii) the amount payable based on conversion into common stock at the applicable liquidity price. If a dissolution event occurs prior to conversion, SAFE holders are entitled to receive an amount equal to the cash-out amount. In a liquidity or dissolution event, the SAFEs are intended to operate in a manner similar to non-participating preferred stock. The rights of SAFE holders to receive payment are junior to outstanding indebtedness and creditor claims, on par with other SAFEs and preferred stock, and senior to common stock. The SAFEs automatically terminate upon conversion into equity or upon payment of amounts due in connection with a liquidity or dissolution event. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from co-founder and from one of its largest shareholders, Jane Lo. The details of the loans are as follows:

				As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Jane Lo	$ 206,856	0%	No set maturity	$ 226,856	$ -	$ 226,856	$ 181,856	$ -	$ 181,856
Total	**$ 206,856**			$ 226,856	$ -	$ 226,856	$ 181,856	$ -	$ 181,856

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with par value of $0.00001. As of December 31, 2025, and 2024, 6,115,000 and 6,100,000 shares of common stock, respectively, have been issued and were outstanding.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (33,282)	$ (46,785)
Valuation Allowance	33,282	46,785
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (80,066)	$ (46,785)
Valuation Allowance	80,066	46,785
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $276,091. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

During the years presented, the Company borrowed funds from a co-founder and from one of its largest shareholders, Jane Lo. The loans are unsecured, non-interest bearing, and do not have stated maturity dates. As of December 31, 2025 and December 31, 2024, the outstanding balances of these loans were $226,856 and $181,856, respectively.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $190,876, an operating cash outflow of $63,644 and liquid assets in cash of $34,140, which represents less than one year's worth of cash reserves as of December 31, 2025. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

During 2026, the Company issued three Simple Agreements for Future Equity (SAFEs) with an aggregate purchase amount of $55,000. The SAFEs have a valuation cap of $16,000,000.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.